Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
June 4, 2025
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you by telephone on May 12, 2025 regarding Post-Effective Amendment No. 430 to the Registration Statement on Form N-1A for the Direxion Daily Quantum Computing Bull 2X Shares, Direxion Daily Quantum Computing Bear 2X Shares, Direxion Daily Quantum Computing Bear 1X Shares, Direxion Daily AAL Bull 2X Shares, Direxion Daily AAL Bear 1X Shares, Direxion Daily ASML Bull 2X Shares, Direxion Daily ASML Bear 1X Shares, Direxion Daily BABA Bull 2X Shares, Direxion Daily BABA Bear 1X Shares, Direxion Daily CCL Bull 2X Shares, Direxion Daily CCL Bear 1X Shares, Direxion Daily COIN Bull 2X Shares, Direxion Daily COIN Bear 1X Shares, Direxion Daily COST Bull 2X Shares, Direxion Daily COST Bear 1X Shares, Direxion Daily DIS Bull 2X Shares, Direxion Daily DIS Bear 1X Shares, Direxion Daily DKNG Bull 2X Shares, Direxion Daily DKNG Bear 1X Shares, Direxion Daily F Bull 2X Shares, Direxion Daily F Bear 1X Shares, Direxion Daily HOOD Bull 2X Shares, Direxion Daily HOOD Bear 1X Shares, Direxion Daily INTC Bull 2X Shares, Direxion Daily INTC Bear 1X Shares, Direxion Daily KO Bull 2X Shares, Direxion Daily KO Bear 1X Shares, Direxion Daily LCID Bull 2X Shares, Direxion Daily LCID Bear 1X Shares, Direxion Daily MARA Bull 2X Shares, Direxion Daily MARA Bear 1X Shares, Direxion Daily O Bull 2X Shares, Direxion Daily O Bear 1X Shares, Direxion Daily PYPL Bull 2X Shares, Direxion Daily PYPL Bear 1X Shares, Direxion Daily RBLX Bull 2X Shares, Direxion Daily RBLX Bear 1X Shares, Direxion Daily SHOP Bull 2X Shares, Direxion Daily SHOP Bear 1X Shares, Direxion Daily SOFI Bull 2X Shares, Direxion Daily SOFI Bear 1X Shares, Direxion Daily UBER Bull 2X Shares, Direxion Daily UBER Bear 1X Shares, Direxion Daily XYZ Bull 2X Shares, Direxion Daily XYZ Bear 1X Shares, Direxion Daily Super Sector Semiconductors Bull 2X Shares, Direxion Daily Super Sector Semiconductors Bear 1X Shares, Direxion Daily Super Sector Biotech Bull 2X Shares, Direxion Daily Super Sector Biotech Bear 1X Shares, Direxion Daily Super Sector Communication Services Bull 2X Shares, Direxion Daily Super Sector Communication Services Bear 1X Shares, Direxion Daily Super Sector Consumer Discretionary Bull 2X Shares, Direxion Daily Super Sector Consumer Discretionary Bear 1X Shares, Direxion Daily Super Sector Consumer Staples Bull 2X Shares, Direxion Daily Super Sector Consumer Staples Bear 1X Shares, Direxion Daily Super Sector Energy Bull 2X Shares, Direxion Daily Super Sector Energy Bear 1X Shares, Direxion Daily Super Sector Financial Bull 2X Shares, Direxion Daily Super Sector Financial Bear 1X Shares, Direxion Daily Super Sector Healthcare Bull 2X Shares, Direxion Daily Super Sector Healthcare Bear 1X Shares, Direxion Daily Super Sector Industrials Bull 2X Shares, Direxion Daily Super Sector Industrials Bear 1X Shares, Direxion Daily Super Sector Materials Bull 2X Shares, Direxion Daily Super Sector Materials Bear 1X Shares, Direxion Daily Super Sector Real Estate Bull 2X Shares, Direxion Daily Super Sector Real Estate Bear 1X Shares, Direxion Daily Super Sector Technology Bull 2X Shares, Direxion Daily Super Sector Technology Bear 1X Shares, Direxion Daily Super Sector Utilities Bull 2X Shares and Direxion Daily Super Sector Utilities Bear 1X Shares (each, a “Fund”; each Fund with “Bear” in its name, a “Bear Fund”; each Fund with “Super Sector” in its name, a “Super Sector Fund”; each Fund with “Quantum Computing” in its name, a “Quantum Computing Fund”; and together, the “Funds”), each a series of the Direxion Shares ETF Trust (the “Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on March 14, 2025.
Subsequent to filing PEA No. 430, Registrant determined to change the name of each Fund to replace the term “Shares” with the term “ETF” and, for each Super Sector Fund, to replace the term “Super Sector” with either “Top 5” or “Top 10,” as applicable, to align with the name and holdings of each Super Sector Fund’s underlying index. Additionally, Registrant determined to change the name of each Quantum Computing Fund in response to Comment #6. Your comments and the Trust’s responses are set forth below.
Statement of Additional Information (“SAI”)
1) In the “Purchases and Redemptions – Rejection of Purchase Orders” section of the SAI, please remove the disclosure that states that the Fund may reject or revoke acceptance of a purchase order transmitted to it when the acceptance of the order would, in the opinion of counsel, be unlawful or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status).
Registrant respectfully declines to remove such disclosure from the Purchases and Redemptions – Rejection of Purchase Orders section.
Prospectus
All Funds

2) Please provide hypothetical value-at-risk (“VaR”) calculations for a two-year period and how each Fund intends to achieve its investment objective while maintaining compliance with Rule 18f-4.
Registrant has provided the requested information, including the VaR calculations and the identity of the Fund’s designated reference portfolio to the Staff supplementally.
Quantum Computing Funds
3) In the “Principal Investment Strategy” section of each Quantum Computing Fund, the filing discloses that the index is designed by Solactive AG. Please clarify or explicitly state that the index is a rules-based index.
Registrant revised the Principal Investment Strategy section to explicitly state that the index is a rules-based index.
4) The Principal Investment Strategy states that “[t]he Index includes U.S.-listed securities with certain minimum capitalization and liquidity requirements.” Please disclose the specific criteria established by the index provider.
Registrant revised the Principal Investment Strategy section to disclose the specific minimum capitalization and liquidity requirements established by the index provider.
5) Please revise the disclosure to clarify how the ARTIS classification and scoring system determines that a nexus exists between a given security and the theme of the fund, as indicated by the fund’s name. In particular, please clarify how companies that are ranked highly by the ARTIS algorithm are determined to have exposure to the relevant theme other than or in addition to their appearing in the results of the ARTIS algorithms’ keyword searches.
Registrant revised the disclosure to clarify how the ARTIS classification and scoring system determines that a nexus exists between a given security and the investment focus on the Fund. As noted below in response to Comment #6, Registrant determined to revise the name of each Quantum Computing Fund. Registrant believes the revised names comply with Rule 35d-1 and all current guidance and will comply with any amendments to the Names Rule once effective.
6) Please revise the name of the Funds or the 80% test to require each Fund to invest at least 80% of its net assets in the type of securities suggested by each Fund’s name, i.e., quantum computing securities.
Registrant determined to revise the name of each Quantum Computing Fund as follows: Direxion Daily Quantum Technology Bull 2X ETF, Direxion Daily Quantum Technology Bear 2X ETF, Direxion Daily Quantum Technology Bear 1X ETF. Registrant notes that the index constituents are all well-known technology companies that utilize quantum computing to advance their business.
Quantum Computing Bear Funds and Super Sector Bear Funds
7) Please revise the disclosure that states that a Fund may not always have inverse exposure or exposure to all of the securities in an index, if the Fund expects to obtain exposure by transacting in derivatives referencing the index or referencing an ETF tracking the index given that, under such circumstances, the Fund will not have exposure to individual securities.
Registrant respectfully declines to revise the disclosure because there are circumstances in which a Fund may not have exposure to all the securities of an index when transacting in such derivatives.
8) Please revise the disclosure that states that the weighting of a Fund may be different from the weighting of securities in the Index, if the Fund expects to obtain exposure by transacting in derivatives referencing the index or referencing an ETF tracking the index given that, under such circumstances, the Fund will not have exposure to individual securities.
Registrant respectfully declines to revise the disclosure because there are circumstances when the weighting of a Fund may be different from the weighting of the securities in the index when transacting in such derivatives.
9) Please include unique risk tiles for inverse (Bear) Funds, given that the risks identified may positively, rather than negatively, impact their performance.
Registrant respectfully declines to tailor the other risk disclosures for the Bear Funds. Instead, Registrant includes a bolded sentence in the introductory paragraph to the “Principal Investment Risks” section that says: “The realization of certain of the risks described below that may result in adverse market movements may actually benefit the Fund due to its inverse investment objective.”
General
All Funds
10) Other than the 80% test, the Principal Investment Strategy, and other distinguishing elements of each Fund, please confirm that the disclosures for each are materially the same.
Registrant confirms that other than each Fund’s 80% test, its Principal Investment Strategy, and other distinguishing elements of each Fund, the disclosures for each are materially the same.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,

DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC